Exhibit 99.4

PRESS RELEASE

India: Delivery of the First Cargo
to the Dhamra LNG terminal

Paris, April 17, 2023 – TotalEnergies announces the delivery of a first liquefied natural gas (LNG) cargo to the Dhamra LNG terminal, located in the state of Odisha on the east coast of India and owned and operated by Adani Total Private Limited (ATPL), a 50-50 joint venture between TotalEnergies and Adani. This delivery enables the gradual commissioning of the terminal, which is expected to start commercial operations at the end of May 2023.

With regasification capacity of 5 million metric tons of LNG per year, the Dhamra LNG terminal adds more than 10% to India’s regasification capacity, strengthening the country’s position as the world's fifth largest LNG importer and allowing it to increase the share of natural gas in its energy mix from 8% to 15% by 2030 to reduce its carbon intensity.

"We are pleased to have completed the first delivery of LNG to the new Dhamra LNG terminal, developed in partnership with Adani, with a cargo from Qatar. India wants to develop the use of natural gas to reduce the carbon intensity of its energy mix by replacing coal, and LNG can therefore meet growing domestic demand. The commissioning of the Dhamra terminal reflects TotalEnergies' ambition to support India’s energy transition and supply security,” said Thomas Maurisse, Senior Vice President LNG at TotalEnergies.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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